FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces the Sale of its Turkish Development Projects for Total Cash Consideration of $470 million

Toronto, Ontario (September 14, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (together with its direct and indirect subsidiaries, “Alamos” or the “Company”) today announced that its wholly owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. (the “Netherlands Subsidiaries”), have entered into a definitive agreement to sell Doğu Biga Madencilik Sanayi ve Tic. A.Ş., their wholly owned Turkish subsidiary, which owns the Kirazlı, Aǧı Daǧı and Çamyurt projects located in northwestern Türkiye, to Tümad Madencilik Sanayi ve Ticaret A.Ş (“Tümad”), a mining company operating in the Republic of Türkiye, for total cash consideration of $470 million (the “Purchase Price”) (the “Transaction”). The Purchase Price is payable by Tümad to Alamos as follows:

i.$160 million payable upon closing of the Transaction;

ii.$160 million payable on the one-year anniversary of the closing of the Transaction (“Second Installment”); and

iii.$150 million payable on the two-year anniversary of the closing of the Transaction (“Third Installment”).
Each of the Second and Third Installment payments is secured by a bank guarantee provided by international financial institutions with investment grade ratings, ensuring total guaranteed proceeds to Alamos of $470 million within two years of closing of the Transaction.
“This transaction marks a positive outcome, allowing us to crystalize significant value for our Turkish assets, and utilize the proceeds to support the development of our portfolio of other high-return growth projects. These projects are all located in North America, they are all lower cost, and they underpin one of the strongest growth profiles in our sector,” said John A. McCluskey, President and Chief Executive Officer of Alamos.
In addition to supporting the development of its pipeline of growth projects, including the Phase 3+ Expansion within the Island Gold District, the Lynn Lake Project, and the Puerto Del Aire project in Mexico, Alamos expects to use the proceeds from the Transaction to reduce existing debt obligations.
The Transaction is expected to close in the fourth quarter of 2025 and is subject to customary closing conditions for a transaction of this nature, and receipt of regulatory approval in Türkiye.
In conjunction with the Transaction, the Netherlands Subsidiaries and the Republic of Türkiye have agreed that arbitration proceedings brought by the Netherlands Subsidiaries against the Republic of Türkiye under the Netherlands-Türkiye Bilateral Investment Treaty shall remain suspended, and will be discontinued with prejudice after certain contractual milestones are reached. The arbitration proceedings remain confidential, and therefore at this stage it is not possible to disclose further details concerning those proceedings.

TRADING SYMBOL: TSX:AGI NYSE:AGI

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Island Gold District and Young-Davidson mine in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements
Certain of the statements made and information contained herein, other than statements of historical fact and historical information, is "forward-looking information" within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "will", "may", “expect” or variations of such words that certain actions, events or results "could” "might" or "will" occur or be achieved.
Forward-looking statements in this press release include information pertaining to the Transaction, the consideration payable for the Transaction, timing of payments, and closing of the Transaction; intended use of the proceeds from the Transaction; the suspension and potential discontinuance of the Dutch Subsidiaries’ Bilateral Investment Treaty claim against the Republic of Türkiye; the strength of the Company’s growth profile; the Phase 3+ Expansion; the Lynn Lake Project; the Puerto Del Aire project and any other general information that expresses expectations as to strategy, plans or future financial or operating performance. Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements or information.
Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this press release include, without limitation: not receiving requisite approvals required for completion of the Transaction, either party to the Transaction not meeting requisite closing conditions and the non-closing of the Transaction; default on either or both of the Second Installment or Third Installment; delays in or with the Phase 3+ Expansion at Island Gold, construction and development of the Lynn Lake Project, and/or the Puerto Del Aire project; and changes to the method of accessing the deposit at the Puerto Del Aire project. Additional risk factors are set out in the Company’s latest 40F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors” available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov, and should be reviewed in conjunction with the information, risk factors and assumptions found in this press release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

2 | ALAMOS GOLD INC